Exhibit 99.1

Inspira™ Preparing Production in Response to Spread of Respiratory Virus in China

Ra’anana, Israel, January 10, 2025 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, announced today that it is preparing for a potential production ramp-up of its INSPIRA™ ART100 device. This strategic readiness comes in light of the recent outbreak of human metapneumovirus (hMPV) in China, which has highlighted the growing need for advanced respiratory care technologies globally.

Inspira is already in discussions with leading providers in affected regions to evaluate demand for advance respiratory solutions and deployment of the INSPIRA™ ART100 device, ensuring rapid response capabilities in case of increased demand.

As global health authorities monitor the hMPV outbreak, Inspira™ believes that it is well-positioned to meet potential increased demand for advanced respiratory support systems. Inspira is working closely with suppliers to secure necessary raw materials and components to meet potential demand spikes. The Company is following the hMPV situation globally and working to adjust production plans as needed.

“While hMPV is not a new virus, and experts indicate the current outbreak is part of normal seasonal patterns, Inspira believes in being prepared,” said Dagi Ben-Noon, CEO of Inspira. “Our increased production capacity will help ensure healthcare providers have access to vital respiratory care equipment should the need arise.”

Inspira emphasizes that its preparedness measures are precautionary and align with the Company’s commitment to global health readiness. The Company will work closely with health authorities in affected regions and adjust its plans based on the evolving situation.

InspiraTM Technologies Oxy B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient's condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In June and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the growing need for advanced respiratory care technologies, its ability to adjust its plans to rapidly respond in case of increased demand, the size of its target market and that its technology is poised to revolutionize the $19 billion mechanical ventilation market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

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